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                             March 4, 2021

       Joseph D. Vittiglio
       General Counsel and Corporate Secretary
       Finch Therapeutics Group, Inc.
       200 Inner Belt Road, Suite 400
       Somerville, Massachusetts 02143

                                                        Re: Finch Therapeutics
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            File No. 333-253622

       Dear Mr. Vittiglio:

              We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2021 letter.

       Registration Statement on Form S-1, Filed February 26, 2021

       Summary Consolidated Financial Data, page 11

   1. We note that you present $143.2 million of total convertible preferred stock within your consolidated balance
sheet table as of December 31, 2020. Please reconcile this to the
                                                        $233.1 million of total
preferred stock outstanding as of December 31, 2020 within your consolidated balance
sheet presented on page F-3.
 Joseph D. Vittiglio
FirstName  LastNameJoseph   D. Vittiglio
Finch Therapeutics  Group, Inc.
Comapany
March      NameFinch Therapeutics Group, Inc.
       4, 2021
March2 4, 2021 Page 2
Page
FirstName LastName
       You may contact Tara Harkins at 202-551-3639 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Courtney T. Thorne, Esq.